Filed pursuant to Rule 424(b)(3)

Registration No. 333-271826

SUPPLEMENT NO. 1

(to proxy statement/prospectus/information statement

dated September 5, 2023)

VASCULAR BIOGENICS LTD.

This Supplement No. 1 to the proxy statement/prospectus/information statement of Vascular Biogenics Ltd. (“VBL”) dated September 5, 2023 (the “Original Prospectus”) is being filed solely for the purpose of supplementing and updating the information contained in the Original Prospectus, relating to the venue for the annual and special meeting of the VBL shareholders described therein (the “Meeting”).

VBL is pleased to announce that VBL shareholders may also attend the Meeting in person at VBL’s offices at 8 HaSatat St., Modi’in, Israel. This additional venue is in addition to the virtual format discussed in the Original Prospectus.

As a result of this change, the Meeting will now be held both:

●	in a virtual format via live audio webcast on October 12, 2023 at 8:00 a.m., Eastern Time, and accessible via a unique access link you will receive upon registering to attend the Meeting; and

●	at VBL’s offices at 8 HaSatat St. Modi’in, Israel at 3:00 p.m. Israel time (8:00 a.m. Eastern Time) on October 12, 2023.

Please see the Original Prospectus for information about registering to attend the Meeting via the virtual format. Accordingly, in addition to voting by proxy or during the virtual meeting, shareholders who attend the Meeting in person may also vote their ordinary shares at the Meeting.

Other than as set forth in this supplement, the information contained in the Original Prospectus, including the proposals described therein, remain unchanged. On or about September 5, 2023, VBL mailed the Original Prospectus to holders of record of its ordinary shares as of the close of business on September, 2023. This supplement should be read in conjunction with the Original Prospectus, which contains important information about VBL, the Meeting and the proposals on which shareholders are being asked to vote at the Meeting, including, without limitation, those proposals relating to the proposed business combination contemplated by the Agreement and Plan of Merger dated February 22, 2023, as may be amended from time to time, by and among VBL, Vibrant Merger Sub, Inc., and Notable Labs, Inc. If there is any inconsistency between the information in the Original Prospectus and this supplement, you should rely on the information in this supplement. VBL urges you to read the Original Prospectus carefully.

VBL will continue to solicit proxies from shareholders during the period prior to the Meeting. Only holders of ordinary shares as of the close of business on September 5, 2023, the record date for the Meeting, are entitled to vote at the Meeting.

The date of this supplement is September 18, 2023